April 12, 2006
Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0404

RE:	Nordson Corporation
Form 10-K for the fiscal year ended October 30, 2005
File No. 0-7977
Dear Mr. Decker:
Further to your letter dated March 29, 2006, please find, incorporated below, our responses to the issues raised by you. If you have any further questions or would like additional detail, please let us know.
Form 10-K for Fiscal Year Ended October 30, 2005
Note 1 – Significant accounting policies, page 26
General
Issue:
1.	We have read your response to comment five from our letter dated February 17, 2006. As previously requested, please provide us with your proposed revised disclosure regarding the types of expenses that you include in the cost of sales line item in a manner similar to what you described in your supplemental response. Please also include in your proposed disclosure the types of costs that are included in the selling and administrative expenses line item.
Response:
Per phone conversation on March 31, 2006, we understand your desire is to understand the types of expenses included in cost of sales and those included in selling and administrative. As provided in our initial response, costs related to the acquisition, manufacture, warehousing and movement of inventory are included in overhead, which is reported in cost of sales. These costs include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of our manufacturing distribution network. Our accounting for expenses is consistent with GAAP.

Letter to U.S. SEC		April 12, 2006
From: Nordson Corporation

As to revised disclosure, we believe our current practice is consistent with other companies’ filings. If you disagree, please provide information that would help us better understand why you believe revised disclosure is necessary.
Note 3 – Retirement, pension and other postretirement plans, page 30
Issue:
We have read your response to comment six from our letter dated February 17, 2006. Please tell us the amounts of the benefit obligations of your foreign plans and your domestic plans as of October 30, 2005. On page thirteen, you indicate that U.S. plans comprise of 80% of worldwide pension obligations. Please tell us why you do not consider 20% of total benefit obligations related to foreign plans to be significant relative to the total benefit obligations for all plans. Please also tell us whether your foreign plans use the same assumptions as your domestic plans, what the assumptions are, and why you believe they are similar. Refer to paragraphs 7 and B23 of SFAS 132(R).
Response:
The table below summarizes the benefit obligations and assumptions for Nordson Corporation’s U.S. and foreign pension plans:
Nordson Pension Plans — Summary
At October 31, 2005

	Benefit	Benefit	Plan	Plan					Rate of Compensation
	Obligation	Obligation	Assets	Assets	Discount Rate		Rate of Return		Increases
Plan	(000’s)%		(000’s)%		Obligation	Expense	Obligation	Expense	Obligation	Expense
Total U.S. plans	159,206	80.4%	97,954	86.8%	5.75%	6.00%	8.50%	8.50%	3.30%	3.30%

International Plans:
U.K.	16,531	8.3%	9,864	8.7%	4.90%	5.50%	6.75%	7.00%	3.60%	3.90%
Germany (Plan 1)	3,246	1.6%	428	0.4%	4.25%	5.25%	4.25%	5.25%	3.00%	3.00%
Germany (Plan 2)	12,367	6.2%	3,239	2.9%	4.25%	5.25%	4.25%	5.25%	3.00%	3.00%
Japan (Plan 1)	1,690	0.9%	1,354	1.2%	2.20%	2.25%	1.25%	1.50%	2.20%	4.55%
Japan (Plan 2)	4,179	2.1%	—	0.0%	2.20%	2.25%	NA	NA	2.20%	4.55%
Japan (Plan 3)	768	0.4%	—	0.0%	2.20%	2.25%	NA	NA	3.00%	3.00%

Total international	38,781	19.6%	14,885	13.2%

Total	197,987	100.0%	112,839	100.0%

As previously noted, the benefit obligation for all of the foreign plans is less than 20 percent of the worldwide benefit obligation, and the plan assets of the foreign plans are 13 percent of the worldwide plan assets. Each of the international plans is independent, and as the information above highlights, none of them is individually material. In

Letter to U.S. SEC		April 12, 2006
From: Nordson Corporation

addition, new employees are not eligible to participate in the U.K. plan and the two German plans. As a result, management does not consider the international plans’ obligation to be significant relative to the total benefit obligation. If you disagree and consider our foreign plans to be significant, please let us know and we will provide separate disclosures in the future.
Sincerely,

By:	/s/ Peter S. Hellman
Peter S. Hellman
President, Chief Financial
and Administrative Officer